September 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:    Christine Westbrook and Suzanne Hayes

Re:	Conifer Holdings, Inc.
Registration Statement on Form S-1
File No. 333-226778
Acceleration Request

Requested Date:	September 19, 2018
Requested Time:	4:15 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conifer Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-226778) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Donald J. Kunz and Emily J. Byl of Honigman Miller Schwartz and Cohn LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Emily J. Byl of Honigman Miller Schwartz and Cohn LLP by telephone at (616) 491-1908.

[Signature page follows]

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Sincerely,

CONIFER HOLDINGS, INC.

/s/ Brian J. Roney
Brian J. Roney
President

cc:	Donald J. Kunz, Honigman Miller Schwartz and Cohn LLP
Emily J. Byl, Honigman Miller Schwartz and Cohn LLP